Exhibit 8.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Equity Interest/Voting Interest
Videotron Infrastructures Inc.	Canada	100% / 100%
Videotron US Inc.	Delaware	100% / 100%
SETTE inc.	Québec	84.53% / 84.53%
Fibrenoire Inc.	Canada	100% / 100%
Fizz Mobile & Internet Inc.	Québec	100% / 100%
Cablovision Warwick Inc.	Québec	100% / 100%
Télédistribution Amos Inc.	Québec	100% / 100%